Exhibit 2.1

PROTOCOL OF MERGER OF SHARES AND

INSTRUMENT OF JUSTIFICATION OF

TELEMIG CELULAR PARTICIPAÇÕES S.A.

INTO

VIVO PARTICIPAÇÕES S.A

By this private instrument, the parties described below, by their respective Officers, in witness thereof, enter this Protocol of Merger of Shares and Instrument of Justification (“Protocol”), in accordance with articles 224, 225, 226 and 252 of Law No. 6,404, dated as of December 15, 1976, observing the applicable provisions of Instruction No. 319 of December 03, 1999, issued by the Brazilian Securities Exchange Commission - Comissão de Valores Mobiliários (“CVM”).

(a) Vivo Participações S.A., publicly-held corporation, with head office located at Av. Roque Petroni Junior, No. 1464, in the City of São Paulo, State de São Paulo, enrolled with CNPJ/MF under No. 02.558.074/0001-73, herein represented in accordance with its bylaws (“Vivo Part.” or “Merging Company”) by Roberto Oliveira de Lima, Brazilian citizen, married, administrator, bearer of Identity Card (RG) No. 4.455.053-4, SSP/SP and enrolled with CPF/MF under No. 860.196.518-00, resident and domiciled in the Capital of the State of São Paulo and with professional address at Av. Roque Petroni Junior 1464, 6º floor, side A, Morumbi, São Paulo - SP - Chief Executive Officer, and Ernesto Gardelliano, Argentinean citizen, married, public accountant, enrolled with Foreign National Register RNE V432634-P and enrolled with CPF/MF under No. 059.895.887-80, resident and domiciled in the Capital of the State of São Paulo, with professional at Av. Roque Petroni Junior No. 1464, 6º Floor, side A, Morumbi, CEP 04707-000, Vice-President Executive of Finance, Planning and Controlling;

(b) Telemig Celular Participações S.A, publicly-held corporation, incorporated in accordance with the laws of Brazil, with head office located in the City of Belo Horizonte, State of Minas Gerais, at Rua Levindo Lopes, 258, enrolled with the CNPJ/MF under No. 02.558.118/0001-65, herein represented by Roberto Oliveira de Lima, Brazilian citizen, married, administrator, bearer of Identity Card (RG) No. 4.455.053-4, SSP/SP and enrolled with CPF/MF under No. 860.196.518-00, resident and domiciled in the Capital of State de São Paulo, and with professional address at Av. Roque Petroni Junior 1464, 6º Floor, side A, Morumbi, São Paulo/SP, Chief Executive Officer, and Ernesto Gardelliano, Argentinean citizen, married, public accountant, enrolled with Foreign National Register RNE V432634-P and enrolled with CPF/MF under No. 059.895.887-80, resident and domiciled at Capital of the State of São Paulo, with professional address at Av. Roque Petroni Junior No. 1464, 6º Floor, side A, Morumbi, CEP 04707-000, Chief Financial Executive (“Telemig Part.” or “Merged Company”);

being Vivo Part. and Telemig Part., referred to jointly as “Parties”;

1. JUSTIFICATION

WHEREAS Vivo Part. is the controlling shareholder of Telemig Part., holder of 97.036% of its common shares;

WHEREAS the current organizational structure of the Parties is composed of three publicly-held company, being two of them, Vivo Part. and Telemig Part., with American Depositary Receipts traded abroad;

WHEREAS that in addition to the Parties, Telemig Celular S.A., publicly-held corporation, incorporated in accordance with the laws of Brazil, with head office located in the City of Belo Horizonte, State of Minas Gerais, at Rua Levindo Lopes, 258, enrolled with the CNPJ/MF under No. 02.320.739/0001-06 (“Telemig Celular”), is also a part of the organizational structure above mentioned, being Telemig Celular shares traded on BM&F BOVESPA S.A., operator of the SMP in the whole State of Minas Gerais, and being Telemig Celular controlled by Telemig Part., holder of 89.17% of its common shares, being Vivo Part. holder of about 8.96% of its common shares and 7.40% of its total capital;

The Parties understand that the simplification of the corporate structure, by means of the merger of shares of Telemig Part. into Vivo Part. as per the terms of this Protocol, subsequently after the merger of shares of Telemig Celular into Telemig Part., as described on the Notice of Material Fact as of March 20, 2009 (“Corporate Restructuring”) is justified, as it will decrease the administrative costs, as well as it will allow the shareholders of the involved companies to participate in only one company with shares traded in Brazilian and foreign stock exchanges, resulting in a higher liquidity, and also facilitating the unification, standardization and the rationalization of the general administration of the Companies involved.

2. CAPITAL STOCK OF THE MERGING COMPANY AND OF THE MERGED COMPANY.

2.1. Capital Stock of Telemig Part.: The capital stock subscribed and paid-in of Telemig Part. before the merger of shares of Telemig Celular referred above was of R$623,350,577.23 (six-hundred and twenty-three million, three hundred and fifty thousand and five hundred and seventy-seven reais and twenty three cents), divided into 37,488,145 (thirty seven million, four hundred and eighty-eight thousand and one hundred and forty-five) shares, being 13,689,091 (thirteen million, six hundred and eighty-nine thousand and ninety one) common shares and 23,799,054 (twenty-three million, seven hundred and ninety-nine thousand and fifty-four) preferred shares, book-entry and without par value.

In case of approval of the merger of shares of Telemig Celular into Telemig Part., the capital stock of Telemig Part. will amount to R$1,084,719,438.71 (one billion, eighty four million, seven hundred and nineteen thousand, four hundred and thirty eight reais and seventy one cents) divided into 4,401,757 shares, being 15,367,791 common shares and 29,033,966 preferred shares, book-entry and without par value.

2.2. Capital Stock of Vivo Part.: The capital stock subscribed and paid-in of Vivo Part. amounts to R$6,900,422,730.16 (six billion, nine hundred million, four hundred and twenty two thousand, seven hundred and thirty reais and sixteen cents), divided into 374,339,034 (three hundred and seventy four million, three hundred and thirty nine thousand and thirty four) shares, being 136,275,334 (one hundred and thirty six million, two hundred and seventy five thousand, three hundred and thirty four) common shares and 238,063,700 (two hundred and thirty eight million, sixty three thousand and seven hundred) preferred shares, book-entry and without par value.

3. SHARES TO BE MERGED AND THE CAPITAL INCREASE

3.1. Merger of shares: In view of the merger of the totality of the shares of Telemig Part. held by non-controlling shareholders into Vivo Part., Telemig Part. shall become a wholly-owned subsidiary of Vivo Part., being granted directly to the shareholders of Telemig Part., the shares or eventually the fractions of shares that they are entitled to in Vivo Part., in accordance with the exchange ratio established in item 4.2. of this Protocol.

3.2. Reference Date and Valuation of Telemig Part. The shares of Telemig Part. to be merged into Vivo Part. were valuated based on their economic value, on March 31, 2009 (“Reference Date”). The Valuation Report of the shares of Telemig Part. to be transferred to Vivo Part., in accordance with article 252, §1º combined with article 8º, both of Law No. 6.404, of December 15, 1976 (“Valuation Report of Capital Increase”), was elaborated by PLANCONSULT Planejamento e Consultoria Ltda., enrolled with CNPJ/MF under No. 51.163.748/0001-23 (“Planconsult”) “ad referendum” the shareholders of the Parties of this Protocol.

3.3. Variations in the Net Worth. The net worth variation in Telemig Part. between the Reference Date of the transaction contemplated in this Protocol and the effectiveness of the merger of its shares, shall remain in Telemig Part..

3.4 Capital increase of Vivo Part. as a result of the Merger of Shares: If the merger of shares of Telemig Part. into Vivo Part. is approved by their shareholders, as stated in item 3.2. herein above, the amount equivalent to the value of shares of Telemig Part. evaluated in

R$1,879,727,592.70 (one billion, eight hundred and seventy nine million, seven hundred and twenty seven thousand, five hundred and ninety two reais and seventy cents), as per the Valuation Report of Capital Increase will be merged into the net worth of Vivo Part., being the whole amount of R$1,879,727,592.70 (one billion, eight hundred and seventy nine million, seven hundred and twenty seven thousand, five hundred and ninety two reais and seventy cents) as capital. Therefore, the capital stock of Vivo Part. will be increased in the amount of R$1,879,727,592.70 (one billion, eight hundred and seventy nine million, seven hundred and twenty seven thousand, five hundred and ninety two reais and seventy cents), so that its capital stock will be changed from R$6,900,422,730.16 to R$8,780,150,322.86.

4. EXCHANGE RATIO OF SHARES, POLITICAL AND FINANCIAL RIGHTS.

4.1 Criteria for Determining the Exchange Ratio and Valuation: the exchange ratio of the of Telemig Part. to be merged into Vivo Part. was determined based on their respective economic value, evaluated by Citigroup Global Markets Inc., enrolled with CNPJ/MF under No. 05.986.945/0001-48 (“Citi”), based in the methodology of discounted cash flow, in Reference Date (“Valuation Report Exchange Ratio”). The valuation report prepared by Citi “ad referendum” of the shareholders of the Parties confirms that the Companies are reaciving equitable treatment.

4.2 Exchange Ratio: The non-controlling shareholders of Telemig Part. will receive, in exchange for the shares currently held by them in the Merged Company, new shares issued by Vivo Part., of the same class as those held by them in the capital stock of Telemig Part. according to the criteria referred to in item 4.1. above. The exchange ratio of the shares currently held by the shareholders of Telemig Part. for new shares to be issued by Vivo Part., according to the criteria established herein above by the Parties, considering the recommendation of the Special Committees referred in item 4.4. herein below, is the following: for each common and preferred share of Telemig Part., 1.37 new shares of the same class shall be issued by Vivo Part.

4.2.1 Fractions. To the shareholders of Telemig Part. which shares will be merged, and that, considering the exchange ratio, are entitled to fractions of shares, it will be paid, pro rata proportionally to their fractions, the net amount of the market price of the grouped fractions, obtained by means of the sale in auction (or auctions, as the case may be), to be held on BM&FBOVESPA S.A.. The shareholders will be paid in 5 (five) business days as from the last auction is held.

4.3. Valuation of the net worth at market value for the purpose of Article 264 of Brazilian Corporate Law.

In accordance with article 264 of Law No. 6.404/76 and, only for the purpose of comparing the exchange ratio resulting from the adoption of the economic value criteria, chosen in the terms of item 4.1. above, with ones resulting from the criteria of net worth at market prices, Telemig Part. and Vivo Part. had their respective net worth appraised, based on the same criteria and on the same Reference Date, at market value, by Planconsult (“Valuation Report of Net Worth at Market Value”). As per the referred criteria, the calculation of the exchange ratio of shares of Telemig Part. for the shares of Vivo Part. would result in the following exchange ratio: to each common and each preferred share of Telemig Part. it would be granted 1,697712 shares of the respective class of Vivo Part.

4.4. Manifestation of the Special Committee in the terms of Parecer de Orientação No. 35, of September 01, 2008.

In the terms proposed by CVM in the Parecer de Orientação No. 35, as of September 01 st, 2008 (“P.O. 35”), it was created by Telemig Part. a Special Committee, composed of a manager chosen by the majority of members of the Board of Directors, a director indicated by the non-controlling shareholders and a member selected by the other two members, as disclosed in the Notice of Material Fact as of March 20, 2009 (“Special Committee”).

The Special Committee of Telemig Part., after analyzing the valuation reports and the studies of the financial and legal advisors retained by Telemig Part. and the proposal of the management regarding the conditions of the Corporate Restructuring, as well as the other documents, and also counting with Banco Bradesco BBI S.A., enrolled with CNPJ/MF under No. 06.271.464/0073-93 (“Bradesco BBI”) as its independent financial advisor retained to help on the analysis of the Committee, expressed its view to the Management of the referred Company, recommending the adoption of the exchange ratios placed within the ranges appointed in its letter of recommendation to the Board of Directors of the Company as being the most adequate, being such ranges, on their turn, within the ranges included in the Valuation Report Exchange Ratio prepared by Citi.

4.6. Rights of New Shares:

4.6.1. Political Rights. The new shares of Vivo Part. to be issued as a result of the Corporate Restructuring and granted to the shareholders of Telemig Part. (including those resulting from the merger of Telemig Celular), will grant the same rights currently granted to the outstanding shares issued by the Merging Company, of common and preferred shares of one class. The table attached to this Protocol (“Annex I”) contains the description of the current statutory rights of the shares of Telemig Part. and the statutory rights granted by the outstanding shares of Vivo Part.

4.6.2. Financial Rights. The shares of Vivo Part. to be issued as a result of the merger of shares of Telemig Part. (including the shares resulting from the merger of shares of Telemig Celular into Telemig Part.) are entitled to the same rights granted by the current outstanding common and preferred shares issued by Vivo Part., including the receipt of full dividends and/or interests on shareholders’ equity (or other compensations) that are declared in the future by the issuer of the shares.

4.7. Shares of the Merging Company: Based on the criteria of determining the exchange ratio herein above mentioned, Vivo Part. will issue 993,854 new common shares and 25,380,939 new preferred shares, having Vivo Part. immediately after the transaction, a total amount of 137,269,188 issued common shares and 263,444,639 issued preferred shares.

5. OTHER APPLICABLE CONDITIONS.

5.1 Corporate Acts: Extraordinary Shareholders Meetings of Vivo Part. and Telemig Part., will be held for the analysis and resolution regarding the transaction contemplated in this Protocol..

An addition, extraordinary general shareholders meeting shall be held on the same date, as disclosed, to resolve about the merger of shares of Telemig Celular into Telemig Part.

5.2. Withdrawal Rights: The common and preferred shareholders of Telemig Part. and the common shareholders of Vivo Part. that dissent from the merger of shares of Telemig Part. into Vivo Part. will have, as of the date of the extraordinary general shareholders’ meetings of the referred companies that resolve about the transaction subject to this Protocol, the right to withdraw from the respective companies, upon the reimbursement of shares they were shareholders on March 23, 2009, as disclosed.

Pursuant to article 137, IV and V, of Law No. 6,404/76, the term for exercising the right to withdraw is of 30 days as from the date the minutes of the Shareholders’ Meetings that approve the merger of shares are published. On the same date a Notice to Shareholders shall be published to inform, the limit date for exercising such right, the qualification form and conditions, as well as other related information.

The preferred shareholders of Vivo Part. will not have the right to withdraw, since such shares have liquidity and market dispersion, according to the dispositions of article 137, II, items a and b of Law no. 6,404/76.

5.2.1 The reimbursement amount to shareholders holding common and preferred shares of Telemig Part. that dissent from the merger of shares transaction, calculated by their respective net worth value amount as per the financial statements of Telemig Part. as of March 31st, 2009, is of R$47,291641089 per common or preferred share.

5.2.2. The reimbursement amount to shareholders holding common shares of Vivo Part. that dissent from the merger of shares transaction, calculated by their respective net worth value amount as per the financial statements of Vivo Part. as of March 31st, 2009, is of R$22,483097320 per share.

According to the provisions of article 264, third paragraph, of Law No. 6.404/76, the non-controlling shareholders holding common and preferred shares of Telemig Part. that dissent from the Corporate Restructuring, may choose, within the period for exercising the right to withdraw, between the reimbursement amount based on the net worth of the Company or the reimbursement amount based on its net worth evaluated at market prices. For the purposes of the above, the managements of the companies inform that the reimbursement amount of Telemig Part. calculated based on the net worth at market prices on the Reference Date of March 31st, 2009, is of R$33.369841195.

5.3. Authorization. Without prejudice of item 3.4. of this Protocol, once the mergers of shares are approved, the Officers of Vivo Part. and of Telemig Part. will be responsible and authorized to take all the necessary measures for the implementation of the terms and conditions established in this Protocol, as provided in the applicable legislation.

5.4. Jurisdiction. For all matters arising out of this Protocol, the parties elect the jurisdiction of the City of São Paulo, State of São Paulo.

5.5. Approval of ANATEL – Agência Nacional de Telecomunicações. Even though it is not required the previous approval, the transaction of the merger of shares of Telemig Celular into Telemig Part. and, subsequently, the shares of Telemig Part. into Vivo Part. will be presented to the Agência Nacional de Telecomunicações – ANATEL.

5.6. Approval of CADE – Conselho Administrativo de Defesa Econômica. As it is a corporate restructuring between companies of the same economical group, the transaction herein described is not subject to the approval of the Conselho Administrativo de Defesa Econômica – CADE.

5.7 Equitable treatment: Besides the manifestation of the Special Committee in the terms of PO 35 as referred in item 4.4 of this Protocol, Citi analyzed the Corporate Restructuring subject of this Protocol and, as of article 30 of the bylaws of Vivo Part., confirmed in the terms of the valuation report that Citi understands that the Parties are receiving equitable treatment in the Corporate Restructuring.

5.8 Advisors. The specialized companies retained to prepare evaluation reports for the determination of the exchange ratio of the merged shares by new shares to be issued by the Merging Company and for the evaluation of the shares to be merged, that declared to be independent from the Companies involved in the Corporate Restructuring.

And, in witness whereof, the parties execute six (06) counterparts of this instrument in the presence of the two witnesses below.

São Paulo, May 29, 2009. TELEMIG CELULAR PARTICIPAÇÕES S.A.

/s/ Ernesto Gardelliano	/s/ Roberto Oliveira de Lima
Ernesto Gardelliano Chief Financial Officer	Roberto Oliveira de Lima Chief Executive Officer

VIVO PARTICIPAÇÕES S.A.

/s/ Ernesto Gardelliano	/s/ Roberto Oliveira de Lima
Ernesto Gardelliano Executive Vice President for Finance, Planning and Control and Investor Relations Officer	Roberto Oliveira de Lima Chief Executive Officer

Witnesses:

1.	/s/ Celso Martello
Celso Martello

2.	/s/ Claudio Wenzel Lagos
Claudio Wenzel Lagos

ANNEX I

Telemig Celular S.A.	Telemig Celular Participações S.A.	Vivo Participações S.A.
Common Shares 1. Political Rights: Each common share is entitled to one vote in the resolutions in the General Shareholders’ Meeting.	Common Shares 1. Political Rights: Each common share is entitled to one vote in the resolutions in the General Shareholders’ Meeting.	Common Shares 1. Political Rights: Each common share is entitled to one vote in the resolutions in the General Shareholders’ Meeting.

2. Dividend: mandatory minimum of 25% of the adjusted net profit.	2. Dividend: mandatory minimum of 25% of the adjusted net profit.	2. Dividend: mandatory minimum of 25% of the adjusted net profit.

Preferred Shares

1. Political rights: the preferred shares of all classes do not have the right to vote, having, on the other hand, the right to elect, by separate ballot, a member of the Board of Directors.

Preferred Shares

1. Political rights: The preferred shares have certain restricted voting rights in the situations listed below:

a) in the resolutions in the shareholders meeting regarding the approval of the execution of agreements of long term between the company or its controlled companies, in one side, and the controlling shareholders or the controlled companies, affiliates, subject to common control or controlling shareholders of this last one, or that constitutes, in any other way, parties related to the Company, except when the agreements comply with the uniform clauses;

Preferred Shares

1. Political rights: The preferred shares have certain restricted voting rights in the situations listed below:

a) in the resolutions in the general shareholders meeting regarding the approval of agreement with related parties, in which the terms and conditions are more onerous than the ones normally adopted in the market.

b) in the resolutions that refers to the amendment or revocation: (i) of article 14, II (approval of agreements as described above); (ii) sole paragraph of article 15 (call notice of General Shareholders’ Meeting shall be with 30 days in advance in the situations described in article 136, LSA, in first call and in 15 days in second call); (iii) article 49 (article that requires the economic-financial analyzes by an independent company, internationally renowned , for corporate transactions involving controlled companies).

b) in the resolutions that refers to the amendment or revocation: (i) of article 9 (approval of the agreements with related parties, as described above); (ii) sole paragraph of article 11 (call notice of general shareholders’ meeting with 30 days in advance in the situations described in article 136, LSA, in first call and in 15 days in second call) and (iii) article 30 (article that requires the economic-financial analyzes by an independent company, internationally renowned, for corporate transactions involving controlled companies).

P.S: the preferred shares, currently, grant their holders the right to vote, temporarily, until the payment of the dividends that they are entitle to (declared in the Ordinary Shareholders’ Meeting held in 2009, for the payment until December 30, 2009).

2. Financial Rights:

1. Class “A”: priority in the reimbursement of the capital without premium and with right to receive dividends superior to, in 10% (ten per cent), the amount of dividends paid to the common shares;

Class “B”: priority in the reimbursement of the capital without premium and in the receipt of fixed and cumulative dividends of 9% (nine per cent) per year, calculated over the amount resulting from the division of the part of the capital stock, represented by the referred class, by the total amount of shares of such class;

Class “C”: priority in the reimbursement of capital without premium and in the receipt of fixed and non cumulative dividends of 10% (ten per cent) per year, calculated over the amount resulting from the division of part of the capital stock, representing by the referred class, by the total amount of shares of such class, after the priority dividends of preferred shares Class “B” are paid;

Classes “D” and “E”: priority in the reimbursement of capital without premium and in the receipt of fixed dividend (Class “D”) / minimum dividend (Class “E”) and non cumulative of 6% (six per cent) per year, calculated over the amount resulting from the division of part of the capital stock represented by the referred class, by the total amount of shares of that class;

Class “F”: priority in the reimbursement of capital without premium and in the receipt of fixed dividends and non cumulative of 10% (ten per cent) per year, calculated over the amount resulting from the division of part of the capital stock represented by the referred class, by the total amount of shares of that class;

Class “G”: priority in the reimbursement of capital without premium and the right of payment of dividends, as the criteria herein below, alternatively, considering the one that represents the highest amount: I - priority in the receipt of fixed dividends and non cumulative of 10% (ten per cent) per year,

2. Financial Rights:

Priority in the reimbursement in the capital, without Premium and payment of minimum dividends, non cumulative, as the criteria herein below, alternatively, considering the one that represents the highest amount:

(a) 6% (six per cent) per year, over the amount resulting from the division of the subscribed capital stock by the total amount of shares of the Company; or

(b) priority in the receipt of minimum dividends non cumulative corresponding to 3% (three per cent) of the net asset value of the share.

- right to participate in the distributed profits in equal conditions to the common shares, after the dividend equal to the minimum is guaranteed to those shares.

2. Financial Rights:

Priority in the reimbursement of the capital, without premium and priority in the payment of minimum dividends, non cumulative, as the criteria herein below, alternatively, considering the one that represents the highest amount:

(a) 6% (six per cent) per year, over the amount resulting from the division of the subscribed capital stock by the total amount of shares of the Company; or

(b) 3% (three per cent) per year, over the amount resulting from the division of net equity by the total amount of shares of the Company and

- right to participate in the profits distributed in equal conditions as the common shares, after the dividend equal to the minimum is guaranteed to those shares.

calculated over the amount resulting from the division of the capital stock, represented by the referred class, by the total amount of shares of that class, issued by the Company; or II - the right to participate in the dividends to be distributed in the terms of article 39, sole paragraph, of the Bylaws, according to the following criteria:

a) priority in the receipt of minimum non cumulative dividends corresponding to 3% (three per cent) of the net asset value of the share; and

b) the right to participate in the profits distributed in equal conditions as the common shares, after it is guaranteed the dividend equal to the minimum prioritized established in accordance with item “a” above.

2. The preferred shares class “B” and “C” might be redeemed, at any time, by the amount calculated as provided in article 11 of the Bylaws, or by the stock market value, when it is superior to the above, as per the resolution of Shareholders’ Meeting, chosen randomly, if the cash and cash equivalents of the Company do not permit the total redemption.

3. Dividends shall be paid with priority to the preferred shares, attending the priorities, successively and in this order, of preferred shares of B, C, D, E, F and G classes, up to the limit of their preference, allocating the balance for the payment of dividends to the other shares, granting to Class “A” preferred shares an amount that is 10% higher than the amount paid to common shares. The balance will be distributed amongst common shares and preferred shares of classes A, E and G in equal conditions between them, though the participation of class “G” preferred shares in the balance shall only occur in case of receiving minimum dividends of 3% of the asset value of the share (article 11, VII,’II’ of the bylaws of the Company).

4. The holders of preferred shares classes A, B, C, D, E and F can, during a 90 day period, as from the publishing of the minutes of the General Shareholders’ meeting that has approved the creation of class “G”, exercise the right to convert their shares into shares of such class.